Exhibit 40


         OLIMPIA SPA - EXPLANATORY NOTE REGARDING THE ENLARGEMENT OF THE
                             SHAREHOLDING STRUCTURE


OLIMPIA, the partners in Olimpia (Pirelli S.p.A., Edizione Holding S.p.A., Unicredito S.p.A., Intesa BCI S.p.A.) and Hopa S.p.A. (HOPA) have signed an agreement (The deal) for the early reimbursement of the bond issued by Olimpia and known as "Olimpia S.p.A. 1.5% 2001-2007" (approximately 262.5 million held by Hopa and approximately 0.7 million by a third party not bound by any agreement with Hopa) as well as for an associated merger through incorporation into Olimpia of a company wholly owned by Hopa (Holy), with minimum equity of 960 million Euro and no indebtedness. HOPA, which is not listed on the Stock Exchange, owns directly and through two controlled companies -Holinvest e GPP International - 4.420% of Olivetti, plus rights to purchase further shares in Olivetti, as well as other instruments convertible into Olivetti shares, for an overall potential stake in Olivetti of 10.176%.

After the incorporation of its own subsidiary Holy into Olimpia, HOPA will obtain a 16% stake in Olimpia. The value of the aforementionend stake implies an evaluation of Olimpia of roughly Euro 2.5 billion. As a result, the proportional stakes of the current shareholders will be reduced as follows: Pirelli 50.4%; Edizione Finance International (company controlled by Edizione Holding) 16.8%; UniCredito Italiano and IntesaBCI 8.4% each.

 The deal, which encompasses the early reimbursement of the OLIMPIA bond and the incorporation of Holy into OLIMPIA,, will be implemented as follows:

- In addition to the terms of the "Olimpia S.p.A. 1.5% 2001-2007" loan,(by which the reimbursement had to be done only in Olivetti shares)OLIMPIAwill offer the bearers of its bonds the early reimbursement with a combination of a given number of shares and of convertible Olivetti bonds (Olivetti 1,5% 2001-2010); HOPA - directly or through its subsidiaries Holinvest and GPP International - willaccept the OLIMPIA offer and will subsequently request the early reimbursement of the bond, thus obtaining approximately 100 million Olivetti ordinary shares and roughly 164 million convertible Olivetti bonds;

- Holinvest - 100% controlled by HOPA - will be overall owner of approximately 135 million convertible Olivetti 1.5% 2001-2010 bonds, plus approximately 164 million Olimpia bonds (the equivalent of which will be converted, at the end of the deal - i.e. by June 30th, 2003 - and further to the reimbursement by Olimpia, to 164 million convertible Olivetti 1.5% 2001-2010 bonds), and of roughly 486 million ordinary shares in Olivetti;

- Holinvest will swap, by means of a definitive transaction, the aforementioned approximately 486 million Olivetti shares for instruments linked to the performance of the Olivetti share issued by a leading counterparty. The terms of the transaction will be as follows:

        -       termination date: after 5 years;

        - exclusive and discretionary right of the issuer to opt, upon termination, for the physical delivery to Holinvest of the aforementioned roughly 486 million Olivetti shares or for the


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                payment of an equivalent amount of cash at the prevailing market price of the same 486 mllion Olivetti shares;

        - in the event of an early termination, the issuer would pay the equivalent of the aforementioned Olivetti shares only in cash, at the prevailing market price at the time of the early termination, , except in some particular cases of reduced market liquidity (predefined cases in which the issuer, wholly and exclusively byits own discretion, may deliver to Holinvest a mix of cash and Olivetti shares);

        - payment to the bearer of a periodical interest equal to 85% of the dividend paid on the 486 million Olivetti shares.

                By the terms of this transaction, the issuer of the Olivetti-linked instruments will definitively acquire the aforementioned 486 million Olivetti shares of which it may make use entirely at its own discretion,without no limitation on the exercise of the relative voting rights or constraint to sell the same shares. HOPA and Holinvest will transfer to their 100% controlled subsidiary Holy:

                - approximately 164 million convertible bonds Olivetti 1.5% 2001-2010;

                -       approximately 100 million Olivetti shares ;

                -       cash for approximately 99 million Euro;

                -       19.999 % of Holinvest.

                As stated above, the net assets of Holy will be equal to approximately Euro 960 million; Holy will not have any indebtedness or other liabilities.

        - Holy will subsequently be contributed through incorporation into OLIMPIA; HOPA, currently the sole partner in Holy, shall thus obtain in exchange for its own stake in Holy a stake of 16% in the incorporating company, OLIMPIA.

A stipulation of a shareholder pact is planned between HOPA and the current shareholders of OLIMPIA and between OLIMPIA and HOPA as regards Holinvest.

AGREEMENT BETWEEN HOPA AND THE SHAREHOLDERS OF OLIMPIA

The rights of HOPA in OLIMPIA will be governed not only by the statutory regulations of OLIMPIA, but also by a shareholders' agreement reached with the current OLIMPIA shareholders. HOPA will not take part in the current existing agreements among OLIMPIA shareholders, but will stipulate an independent agreement with the former.

According to the aforementioned new agreement, HOPA will have the right to appoint a member of the board of directors of OLIMPIA and of the main companies within the Olivetti group (substituting one of the directors designed by Pirelli). HOPA will not have any right of veto, nor will it have any particular power over Olivetti. In the event of disagreement over specific matters (related to any extraordinary deal such as investments, buying and selling, financing or any other resolutions that modify the company bylaws), HOPA shall have the right to obtain the breakup of OLIMPIA and OLIMPIA shall have the subsequent right to obtain the breakup of Holinvest; as a result HOPA will receive the proportional share of OLIMPIA assets and OLIMPIA will receive the proportional share of assets - as detailed above - owned by Holinvest. In any case the breakup cannot


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be enacted any earlier than 36 month after the stipulation of the agreements, with the exception of some particular events (e.g. in the event of OLIMPIA ceasing to own the stake in Olivetti at a given proportion existing at the time of the stipulation of the agreements, or in the event of a merger being approved between OLIMPIA or Olivetti with companies other than those controlled directly or indirectly, or otherwise in the event of a failure to respect certain ratios in Olimpia: debt/equity ratio 1/1). In such a case HOPA would have the right to obtain the earliest breakup of OLIMPIA and OLIMPIA would have the subsequent right to obtain the breakup of Holinvest.

In such a particular case Hopa - in addition to the proportional share of assets in Olimpia - would obtain the recognition of an amount equal to Euro 0.35 per share or the equivalent Olivetti financial instruments deriving from its share in Olimpia. In the event an arbitration panel recognises the fairness of the disagreement expressed by Hopa, the premium would be equal to 0.6 Euro per Olivetti financial instrument.

In the event of the non-renewal of the agreement between Hopa, Olimpia and its shareholders, Hopa would be awarded a premium per share or per Olivetti financial instrument. This premium would be jointly determined by all parties, or, in the event of a failure to reach an agreement, by two investment banks, on condition that the aforementioned premium would in any case equal the higher figure between 0.35 Euro and the premium determined by the investment banks.

A further agreement will regulate the relationships between Pirelli and Edizione Holding on the one hand and between Pirelli and Unicredito and Intesa on the other. Should it prove necessary:

a) pre-empt a case of Accelerated Impasse due to the alteration of the debt/equity ratio of Olimpia, by exceeding the 1/1 threshold,;

b) meet the asset requirements as at the effective date of any breakup of Olimpia that identify with the 1/1 debt/equity ratio.

Pirelli and Edizione Holding will commit to provide Olimpia with sufficient equity if necessary up to the debt/equity ratio of 1/1. This commitment will be borne to the extent of 80% by Pirelli and 20% by Edizione Holding.


AGREEMENT BETWEEN OLIMPIA AND HOPA AS REGARDS HOLINVEST

The rights of OLIMPIA shareholders in Holinvest (in which Olimpia would acquire a stake of 19.999% through the incorporation of Holy into OLIMPIA) shall be regulated not only by the bylaws of Holinvest but also by a shareholders' agreement with HOPA. Said agreement shall specify the right of veto of OLIMPIA as regards certain specific matters and the resolutions of extraordinary meetings.

In addition, provisions shall be made for rights of lock-up and pre-emption as regards the financial instruments held by Holinvest and the co-sale of HOPA's stake in Holinvest. For example, Holinvest must maintain, for a period of twenty months from the signing of the agreements, at least the majority of the financial instruments and of the convertible bonds Olivetti 1,5% 2001-2010 owned


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as at the date of the signing. A right of pre-emption will subsequently be granted to Olimpia for those instruments and bonds, with the same terms and conditions.

Upon expiry of the shareholders' agreement, a further right of pre-emption will be granted to OLIMPIA and will remain valid over a broader period of time of two years as regards the financial instruments held by Holinvest.

                                     * * * *

The effectiveness of the agreement that will regulate the deal detailed above (the implementation of which could take some time) will nonetheless be subordinated to the condition precedent that HOPA, all its subsidiaries and all the shareholders of HOPA subjected to the shareholders' agreement of HOPA have previously sold the Olivetti shares in their possession, except a maximum of 1 million shares per shareholder and that the aggregate stake of HOPA (and of the shareholders of HOPA who are subjected to the agreement as well as its subsidiaries), of OLIMPIA and of the shareholders of OLIMPIA be no greater than 30% of Olivetti.

The shareholders' agreements regarding the stake of HOPA in OLIMPIA and of OLIMPIA in Holinvest will only come into force further to the sale of the stakes held in Olivetti by HOPA, by its affiliates and its shareholders.

                                       ***

As a result of the deal, OLIMPIA:

- further to the merger through incorporation of Holy, will strengthen its own financial position with debt reduction of approximately Euro 476 million and increase its equity by Euro 960 million; the Euro 476 million reduction in debt (vs a nominal value of Euro 1billion) was due to the fact that in November 2001 Olimpia, in order to hedge the risk relative to the value of Olivetti shares related to of the bonds Olimpia 1.5% '01-'07, underwrote a forward agreement to purchase 263.5 million Olivetti shares at a strike of Euro 1.81 per share. As a result of the aforementioned forward agreement, the debt related to the Olimpia bond was accounted for in the balance sheet of Olimpia at its reimbursement value (i.e. 263.5 million shares x 1.81 Euro per share = 476 million
        Euro).

- further to the merger through incorporation of Holy, will improve its Net Financial Position, with a cash injection of approximately Euro 99 million, which will allows a corresponding reduction in the loan interest burden;

- will acquire greater flexibility, as it is no longer subjected - further to the early reimbursement of the aforementioned Olimpia loan - to the constraints and financial costs thereto associated.



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